Act Teleconferencing, Inc. Logo

June 2, 2006

VIA EDGAR AND FACSIMILE.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Derek Swanson and Al Pappas

Re:	Act Teleconferencing, Inc. (the “Company”)
Amendment No. 1 to Form S-1
Registration No. 333-134220

Dear Ladies and Gentlemen:

ACT Teleconferencing respectfully requests that the above-referenced Amendment No. 1 to the Form S-1 Registration Statement be withdrawn. The grounds for the withdrawal are as follows:

The Amendment to the Registration Statement was filed incorrectly as a Post-Effective Amendment on

May 31, 2006. The Form will be refiled shortly as Amendment Number 2 to FORM S-1, thereby rendering the

May 31, 2006 filing redundant.

No securities were sold based on the form of prospectus included in the Registration Statement filed on May 31, 2006.

If you have any questions regarding this request, please call me at (303) 235-6772.

Sincerely,

ACT Teleconferencing, Inc.

By:	/S/ Liza Kaiser
Investor Relations Manager